SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.   )

Miller Energy Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00577 10 0
(CUSIP Number)

April 16, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00577 10 0
1	NAMES OF REPORTING PERSONS David J. Voyticky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,456,551
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,175,000
	8	SHARED DISPOSITIVE POWER 281,551
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,456,551
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 5 Pages

Item 1.

(a)	Name of issuer:
Miller Energy Resources, Inc.

(b)	Address of issuer's principal executive offices:
9721 Cogdill Road, Suite 302, Knoxville, TN 37932

Item 2.

(a)	Name of person filing:
David J. Voyticky

(b)	Address of principal business office or, if none, residence:
2245 N Green Valley Pkwy, Henderson, NV 89014

(c)	Citizenship:
USA

(d)	Title of class of securities:
Common Stock, par value $0.0001 per share

(e)	CUSIP No.:
00577 10 0

Item 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act
(b)	☐ Bank as defined in section 3(a)(6) of the Act
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)
(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,456,551 shares

Of this amount, 2,175,000 shares underlie options that, as of April 16, 2014, had either vested and were currently exercisable or were scheduled to vest and become exercisable within 60 days of that date. Rule 13d-3(d)(1)(i) provides that shares are deemed to be beneficially owned when a holder of options has the right, within 60 days, to exercise the options and acquire the underlying shares. All of the information presented in this Schedule G is dated as of April 16, 2014.

(b)	Percent of class: 5.2%

This percentage was calculated based on a total of 45,346,197 shares outstanding. This number was derived from the issuer's definitive proxy statement filed with the Securities and Exchange Commission on March 31, 2014, which disclosed that 45,346,197 shares of Common Stock were outstanding as of March 26, 2014.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
2,456,551
(ii)	Shared power to vote or to direct the vote:
0
(iii)	Sole power to dispose or to direct the disposition of:
2,175,000
(iv)	Shared power to dispose or to direct the disposition of:
281,555

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2014

/s/ David J. Voyticky
David J. Voyticky

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